Exhibit 99.1

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR
DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

IM Cannabis Provides Corporate Updates

Toronto, Ontario and Glil Yam, Israel – May 27, 2025 – IM Cannabis Corp. (“IM Cannabis” or the “Company”) (NASDAQ: IMCC) (CSE: IMCC), a leading medical cannabis company with operations in Israel and Germany, is pleased to announce the following corporate updates.

Meeting Results

Further to its press releases dated Aprill 11, 2025 (the “April 11 Release”) and May 7, 2025 (the “May 7 Release”), the Company is pleased to announce results of its annual general and special meeting, held on Friday, May 23, 2025 (the “Meeting”). Capitalized terms not otherwise defined in this section have the meanings attributed to them in the April 11 Release.

At the Meeting, there were 60 shareholders represented in person or by proxy holding 1,414,501 Common Shares, representing 45.84% of the Company’s issued and outstanding Common Shares as at the record date for the Meeting. Shareholders voted in favour of each resolution put forth at the Meeting.

Each nominee listed in the Company’s management information circular dated March 31, 2025 (the “Circular”), was elected as director of the Company, the results of which were as follows:

Nominee	Votes For:		Votes Withheld:
	Number	%	Number	%
Oren Shuster	1,061,331	99.61%	4,197	0.39%
Moti Marcus	953,371	89.47%	112,157	10.53%
Einat Zakariya	947,600	88.93%	117,928	11.07%
Brian Schinderle	954,424	89.57%	111,105	10.43%
Shmulik Arbel	1,054,377	98.95%	11,152	1.05%

In addition, at the Meeting, shareholders: (x) fixed the number of directors of the Company at five and (y) shareholders re-appointed Fahn Kanne & Co. Grant Thornton Israel, a member of Grant Thornton Global, as the Company’s auditor for the ensuing year and authorized the audit committee of the board of directors to fix their compensation, and disinterested shareholders approved: (a) each of Messrs. Oren Shuster and Rafael Gabay becoming Control Persons (as such term is defined in the policies of the CSE) of the Company, (b)  the completion of the Focus Transaction, and (c) the ratification of the repeal and replacement of the Company’s current stock option plan and restricted share unit plan with the adoption of the proposed equity incentive plan for the Company (the “Equity Incentive Plan”). The results of such votes were as follows:

Resolution	Votes For:		Votes Withheld:		Votes Against:
	Number	%	Number	%	Number	%
Fixing the Directors at Five	1,409,772	99.67%	0	0.00%	4,728	0.33%
Reappointment of Auditor	1,386,077	97.99%	28,421	2.01%	0	0.00%
Approval of Control Persons(1)	339,303	96.17%	0	0.00%	13,496	3.83%
Approval of the Focus Transaction(2)	342,292	97.02%	0	0.00%	10,507	2.98%
Ratification of the Equity Incentive Plan(3)	175,223	59.55%	0	0.00%	119,026	40.45%

Notes:

1.	Approved by a majority of disinterested shareholders. 712,730 Common Shares held by interested parties were ineligible to vote.
2.	Approved by a majority of disinterested shareholders. 712,730 Common Shares held by interested parties were ineligible to vote.
3.	Approved by a majority of disinterested shareholders. 779,279 Common Shares held by interested parties were ineligible to vote.

For additional information on each matter put forth at the Meeting, please refer to the Circular available, a copy of which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Closing of Focus Transaction and concurrent Debt Settlement

Further to the April 11 Release and May 7 Release, the Company is pleased to announce the closing of the Focus Transaction, effective May 26, 2025, following receipt of disinterested shareholder approval at the Meeting. Capitalized terms not otherwise defined in this section have the meanings attributed to them in the April 11 Release.

In connection with the closing of the Focus Transaction, to preserve the Company’s cash, the Company, IMC Holdings and Ewave agreed to settle (the “Debt Settlement”) the Focus Purchase Price of NIS 818,740, approximately, C$313,970.17, based on an exchange rate of NIS 1 = C$0.3835 as at May 23, 2025, as calculated on the website www.boi.org.il, into an aggregate of 128,818 Common Shares at a deemed price of C$2.44 per Common Share, equal to the ten-day volume weighted average price of the Common Shares on the CSE ending on the date the Company received disinterested shareholders’ approval to complete the Focus Transaction.

The Common Shares issued in consideration for the Focus Transaction are subject to: (i) a four month and one day hold period from the date of issuance and (ii) applicable legends as required pursuant to the United States Securities Act of 1933, as amended.

Related Party Transaction

The Focus Transaction constituted a “related party transaction”, as such term is defined in MI 61-101, due to the involvement of Ewave, a privately-held entity jointly owned by Messrs. Oren Shuster and Rafael Gabay, related parties to the Company, and as such would have required the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction, unless the Company was able to rely on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101. Notwithstanding the fact that the Focus Transaction was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61- 101, as neither the fair market value of the subject matter of the transaction, nor the consideration payable under the transaction, exceeded 25% of the Company’s market capitalization insofar as it involves interested parties, the Board commissioned an arm’s length third-party to prepare a report to determine the Focus Purchase Price and the Company sought and obtained disinterested shareholders’ approval of the Focus Transaction at the Meeting as a means of good governance.

Further details will be included in a material change report to be filed by the Company. The Company did not file a material change report more than 21 days before the closing date of the Focus Transaction and Debt Settlement as the Company sought disinterested shareholders’ approval to complete the Focus Transaction as a means of good governance and was not certain that it would be received, and upon receipt, the parties wished to close immediately. In the Company’s view, the shorter period was necessary to permit the Company to close the Focus Transaction in a timeframe consistent with usual market practice for transactions of this nature and was reasonable and necessary to improve the Company’s financial position.

Exercise of Pre-Funded Warrants

Further to the Company’s press release dated November 12, 2024 (the “November 2024 Release”), the Company announces that, effective May 26, 2025, following disinterested shareholder approval for Mr. Shuster to become a Control Person of the Company, Mr. Shuster has exercised an aggregate 152,701 Pre-Funded Warrants. Capitalized terms not otherwise defined in this section have the meanings attributed to them in the November 2024 Release. Each Pre-Funded Warrant was issued at a deemed price of C$2.88 and entitled Mr. Shuster to purchase one Settlement Share for a price of C$0.00001 per Pre-Funded Warrant following disinterested shareholder approval for Mr. Shuster to become a Control Person of the Company.

Closing of Secured Debenture Offering

Further to the Company’s press release dated May 15, 2025, the Company is pleased to announce that, in order to preserve its cash to support accelerated growth in Germany, it has closed a non-brokered private placement (the “Secured Debenture Offering”) of secured convertible debentures of the Company (each, a “Debenture”) for aggregate proceeds of C$2,301,174.70. The Debentures are being issued to holders of debentures that matured on May 26, 2025, subject to a 10% extension fee. The Debentures will mature on May 26, 2026, and will not incur interest except in the event of default. The Debentures may be converted into Common Shares at a conversion price of C$2.61 per Common Share.

Related Party Transaction

Oren Shuster, a director, officer and Control Person of the Company, and Rafael Gabay, an insider of the Company, (together, the “Participating Insiders”) each participated in the Secured Debenture Offering. Mr. Shuster subscribed for a Debenture in the principal amount of C$260,935.40 and Mr. Gabay subscribed for a Debenture in the principal amount of C$260,278.70.

The participation of the Participating Insiders in the Secured Debenture Offering constituted a “related party transaction”, as such term is defined in MI 61-101 and as such would have required the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transactions, unless the Company was able to rely on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101. The Participating Insiders’ participation in the Secured Debenture Offering was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61- 101, as neither the fair market value of the subject matter of the transactions, nor the consideration payable under the transactions, exceeded 25% of the Company’s market capitalization insofar as it involves interested parties.

Further details will be included in a material change report to be filed by the Company. The Company did not file a material change report more than 21 days before the closing date of the Secured Debenture Financing. In the Company’s view, the shorter period was necessary to permit the Company to close the Secured Debenture Financing in a timeframe consistent with usual market practice for a transaction of this nature and was reasonable and necessary to improve the Company’s financial position in a timely manner as each of the Participating Insiders had debentures that matured and became due on May 26, 2025.

Early Warning Disclosure

This press release is being issued in accordance with the requirements of National Instrument 62-104 – Take-Over Bids and Issuer Bids and National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, in connection with the Early Warning Reports (as defined herein) which will be filed by Oren Shuster, whose registered address is 22, Hanachal St. Ra’anana, Israel, 4356990 and Rafael Gabay, whose registered address is Shmerling 8, Tel Aviv, Israel 5251241, on behalf of themselves, and their joint actor, Ewave, a privately-held entity jointly owned by Messrs. Oren Shuster and Rafael Gabay (collectively, the “Acquirors”) in connection with an acquisition of securities of the Company, whose registered address is Kibbutz Glil Yam, Central District, Israel, 4690500. Capitalized terms not otherwise defined in this press release have the meanings attributed to them in the November 2024 Release.

Effective May 26, 2025, (i) Mr. Shuster acquired 152,701 Common Shares at a deemed price of C$2.88 following the exercise of 152,701 Pre-Funded Warrants at a price of C$0.00001 per Pre-Funded Warrant, acquired a Debenture in the principal amount of C$260,935.40 pursuant to the Secured Debenture Offering and debentures in the principal amount of C$237,214, convertible into up to 46,512 Common Shares at a deemed price of C$5.10 per Common Share, held by Mr. Shuster matured; (ii) Mr. Gabay acquired a Debenture in the principal amount of C$260,278.70 pursuant to the Secured Debenture Offering and debentures in the principal amount of C$236,617, convertible into up to 46,395 Common Shares at a deemed price of C$5.10 per Common Share, held by Mr. Gabay matured; and (iii) Ewave, a privately-held entity jointly owned by Messrs. Oren Shuster and Rafael Gabay, settled debt with the Company pursuant to the Debt Settlement, in the amount of NIS 818,740, approximately, C$313,970.17, based on an exchange rate of NIS 1 = C$0.3835 as at May 23, 2025, as calculated on the website www.boi.org.il, and acquired 128,818 Common Shares at a deemed price of C$2.44 per Common Share.

Immediately prior to the completion of the transactions, Oren Shuster, along with his joint actor, Ewave, owned an aggregate of 616,831 Common Shares (of which 25 Common Shares were owned by Ewave directly and 616,806 Common Shares were owned by Mr. Shuster directly), 194,110 Warrants exercisable into Common Shares, 152,701 Pre-Funded Warrants exercisable into Common Shares, 21,875 options exercisable into Common Shares, and debentures in the principal amount C$237,214, convertible into up to 46,512 Common Shares at a deemed price of C$5.10 per Common Share, which represented approximately 19.99% of the then Company’s issued and outstanding Common Shares on a non-diluted basis (based on 3,085,452 Common Shares issued and outstanding prior to the completion of the transactions) and 29.48% on a partially diluted basis if Mr. Shuster converted all of the convertible securities owned or controlled by him.

As a result of the transactions, Mr. Shuster, along with its joint actor, Ewave, now beneficially owns or controls an aggregate of 898,350 Common Shares (of which 128,843 Common Shares are owned by Ewave directly and 769,507 Common Shares are owned by Mr. Shuster directly), 194,110 Warrants exercisable into Common Shares, 21,875 options exercisable into Common Shares, and a Debenture in the principal amount of C$260,935.40, convertible into up to 99,975 Common Shares at a deemed price of C$2.61 per Common Share, which represents approximately 26.68% of the Company’s issued and outstanding Common Shares on a non-diluted basis (based on 3,366,971 Common Shares issued and outstanding following completion of the transactions), and 32.97% on a partially diluted basis if Mr. Shuster converted all of the convertible securities owned or controlled by him.

Immediately prior to the completion of the transactions, Rafael Gabay, along with his joint actor, Ewave, owned an aggregate of 389,707 Common Shares (of which 25 Common Shares were owned by Ewave directly and 389,682 Common Shares were owned by Mr. Gabay directly), 244,637 Warrants exercisable into Common Shares, 1,500 options exercisable into Common Shares, and debentures in the principal amount of C$236,617, convertible into up to 46,395 Common Shares at a deemed price of C$5.10 per Common Share, which represented approximately 12.63% of the then Company’s issued and outstanding Common Shares on a non-diluted basis (based on 3,085,452 Common Shares issued and outstanding prior to the completion of the transactions) and 20.20% on a partially diluted basis if Mr. Gabay converted all of the convertible securities owned or controlled by him.

As a result of the transactions, Mr. Gabay, along with its joint actor, Ewave, now beneficially owns or controls an aggregate of 518,525 Common Shares (of which 128,843 Common Shares are owned by Ewave directly and 389,682 Common Shares are owned by Mr. Gabay directly), 244,637 Warrants exercisable into Common Shares, 1,500 options exercisable into Common Shares, and a Debenture in the principal amount of C$260,278.70, convertible into up to 99,723 Common Shares at a deemed price of C$2.61 per Common Share, which represents approximately 15.40% of the Company’s issued and outstanding Common Shares on a non-diluted basis (based on 3,366,971 Common Shares issued and outstanding following completion of the transactions), and 23.28% on a partially diluted basis if Mr. Gabay converted all of the convertible securities owned or controlled by him.

The Acquirors acquired the above-noted securities for investment purposes. In the future, the Acquirors will evaluate their respective investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease their respective shareholdings as circumstances require through market transactions, private agreements, or otherwise.

Since the previous early warning reports filed on November 14, 2024 by each of the Acquirors in respect of the Company, the Acquirors’ Common Share ownership positions increased by more than 2% of the issued and outstanding Common Shares, which triggered the requirements to file an early warning report under applicable Canadian Securities legislation (together, the “Early Warning Reports”).

Copies of the Early Warning Reports may be found at SEDAR+ at www.sedarplus.ca under IM Cannabis’ profile. For further information, or to obtain copies of the Early Warning Reports, please contact the Acquirors by emailing michal.l@imcannabis.com or calling +972 542815033.

About IM Cannabis Corp.

IM Cannabis (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IM Cannabis ecosystem operates in Israel through its subsidiaries, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution center, and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, Chief Executive Officer
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the Company filing the material change reports and the Acquirors filing the Early Warning Reports; the Acquirors will evaluate their respective investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease their respective shareholdings as circumstances require through market transactions, private agreements, or otherwise; and the Debentures will mature on May 26, 2026, and will not incur interest except in the event of default.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to focus and resources to achieve sustainable and profitable growth in its highest value markets; the Company’s ability to mitigate the impact of the Israel-Hamas war on the Company; the Company’s ability to take advantage of the legalization of medicinal cannabis in Germany; the Company’s ability to carry out its stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate; the Company will file the material change reports and the Acquirors will file the Early Warning Reports; the Acquirors will have the ability to increase or decrease their respective shareholdings as circumstances require through market transactions, private agreements, or otherwise; and the Debentures will mature on May 26, 2026, and will not incur interest except in the event of default.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the CSE and the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the “Group”) to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company’s inability to take advantage of the legalization of medicinal cannabis in Germany; the Company not filing the material change report and/or the Acquirors not filing the Early Warning Reports; the Acquirors will not evaluate their respective investment in the Company from time to time and will not increase or decrease their respective shareholdings as circumstances require through market transactions, private agreements, or otherwise; and the Debentures will not mature on May 26, 2026, and will incur interest. Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual report dated March 31, 2025, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities to, or for the account or benefit of, persons in the United States or U.S. persons. The securities have not been and will not be registered under the U.S. Securities Act, or any state securities laws and may not be offered or sold to, or for the account or benefit of, persons in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.